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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                           (Amendment No. _________)1


                     DISCOVERY PARTNERS INTERNATIONAL, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   254675-10-6
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                                 (CUSIP Number)


                                DECEMBER 31, 2000
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)


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1 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 254675-10-6                                          PAGE 2 OF 6 PAGES
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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         AXYS PHARMACEUTICALS, INC., A DELAWARE CORPORATION
         (TAX ID NUMBER: 22-2969941 )
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                      5    SOLE VOTING POWER

                           7,625,000(1)
    Number of        -----------------------------------------------------------
      Shares          6    SHARED VOTING POWER
   Beneficially
     Owned By              -0-
       Each          -----------------------------------------------------------
    Reporting         7    SOLE DISPOSITIVE POWER
     Person
      With                 7,625,000(1)
                     -----------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                           -0-
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    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,625,000(1)
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          31.6%
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   12     TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 200,000 shares of Common Stock issuable upon exercise of currently exercisable warrants as of December 31, 2000.


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ITEM 1(a) NAME OF ISSUER:

          Discovery Partners International, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          9640 Town Center Drive, San Diego, California  92121

ITEM 2(a) NAME OF PERSON FILING:

          This statement is filed by:

          Axys Pharmaceuticals, Inc., a Delaware corporation

          The foregoing person is hereinafter referred to as the "Reporting Person."

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The address of the Reporting Person is 180 Kimball Way, South San Francisco, California 94080

ITEM 2(c) CITIZENSHIP:

          Axys Pharmaceuticals, Inc., is a corporation organized under the laws of the State of Delaware.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock

ITEM 2(e) CUSIP NUMBER:

          254675-10-6

ITEM 3    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ] Broker or Dealer registered under Section 15 of the Act.

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

          (e)  [ ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


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          (g)  [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          NOT APPLICABLE.  THIS SCHEDULE IS FILED PURSUANT TO 13D-1(D).

ITEM 4    OWNERSHIP:

          A. AXYS PHARMACEUTICALS, INC.

             (a) Amount beneficially owned: 7,625,000

             (b) Percent of class: 31.6%.

             (c) (i)   Sole power to vote or direct the vote: 7,625,000

                 (ii)  Shared power to vote or direct the vote: -0-

                 (iii) Sole power to dispose or direct the disposition:
                       7,625,000

                 (iv)  Shared power to dispose or direct the disposition: -0-

        Calculations based on the number of shares beneficially owned by the Reporting Person as of December 31, 2000, and total number of shares outstanding as of December 31, 2000, as reported by the Issuer. Includes 200,000 shares of Common Stock issuable upon exercise of currently exercisable warrants as of December 31, 2000.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.


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ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.



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                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 15, 2001                            AXYS PHARMACEUTICALS, INC.


                                                By: /s/ Douglas Altschuler
                                                    ----------------------------
                                                    Name: Douglas Altschuler
                                                    Title: Vice President,
                                                           General Counsel



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